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                                                                   EXHIBIT 99.21

MAR-21-96        THU 11:59        JHL HOLDINGS INC          FAX NO. 13104518518


March 21, 1996


Mr. Marvin Feigenbaum
c/o Goldstein, Axelrod & DiGioia
399 Lexington Avenue - 18th Floor
New York, NY  10017

Dear Marvin:

I have been unable to contact Sohail Masood. Nevertheless, my opinion is that bondholders would be willing to tender their bonds upon receiving a revised offer that compensates them for the delay in completing the transaction.

The old offer was for bondholders to receive $580 cash and 16 shares of fully registered stock. It also provided for additional interest in the event the transaction was not completed in 180 days (September 3, 1995).

In keeping consistent with this theme, a revised offer that incorporates this would be $635 in cash and 16 shares of stock. In the event CompCare wanted to pay the additional $55 in stock (which would have to be based on the same formula price as the 16 shares). That would make the revised alternative offer of $580 in cash and 23 1/3 shares per bond.

                          Old Offer                New Offer or Stock Option/Offer
                          ---------                -------------------------------
         Cash             $580                     $635                    $580
         Shares           16 shares                16 shares               23 1/3 shares


Sincerely,

/s/ JAY H. LUSTIG

Jay H. Lustig

P.S. This is assuming a transaction could be completed by May 1, 1996. Anything later would need to reflect more interest.